FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK CANADA
FIRST QUARTER 2004 RESULTS - HIGHLIGHTS

  Net income was C$92 million for the quarter ended 31 March 2004, an increase of 26.0 per cent from C$73 million in the same period of 2003.

  Return on average common equity was 21.3 per cent for the quarter ended 31 March 2004 compared with 19.0 per cent for the same period in 2003.

  The cost:income ratio was 56.0 per cent for the quarter ended 31 March 2004 compared with 54.9 per cent for the quarter ended 31 March 2003.

  Total assets were C$38.6 billion at 31 March 2004 compared with C$35.4 billion at 31 March 2003.

  Total funds under management of C$15.8 billion at 31 March 2004 compared with C$11.5 billion at 31 March 2003.

Financial Commentary

HSBC Bank Canada recorded net income of C$92 million for the quarter ended 31 March 2004, an increase of C$19 million, or 26.0 per cent, from C$73 million for the first quarter of 2003. Net income for the first quarter of 2004 benefited from a one-time change following the adoption of the Canadian Institute of Chartered Accountants new accounting requirements in accounting for mortgage loan prepayment fees that increased income before taxes by C$14 million. Excluding this increase, net income was C$83 million, 13.7 per cent higher when compared with the first quarter of 2003.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "Results for the quarter were good. We are pleased with the solid growth in consumer and commercial loans. However, low interest rates and the competitive environment in residential mortgages and personal deposits have impacted our net interest margins. The improvement in equity markets and our ongoing investments in the wealth management businesses have resulted in strong growth in funds under management and in higher retail brokerage commissions. Credit losses were lower for the quarter compared with the same period in 2003, which was reflective of the improving credit environment. This was partially related to the low interest rate environment and recovering economy in Canada and in the United States.

"Our focus for 2004 is to continue the excellent service that we provide to our customers and to grow our various core lines of businesses. This means we must be focused on allocating our resources to those businesses that offer the greatest opportunities for growth while continuing our strong expense discipline and risk management.

"We are excited to welcome Intesa Bank Canada customers and the opportunity to provide them with the expanded range of products and services that HSBC offers. The acquisition of Intesa Bank Canada, expected to close in the second quarter of 2004 subject to regulatory approval, will enable us to increase core business operations in central Canada and strengthen our position as a leading alternative to the big domestic banks."

Net interest income

Net interest income for the quarter ended 31 March 2004 was C$216 million compared with C$218 million in the same quarter of 2003. Personal lending in consumer loans continued to be strong in the first quarter of 2004 and was aided by two successive decreases, of 25 basis points each, in the Bank of Canada's overnight lending rate and prospects of an improving economy during 2004.

The net interest margin, as a percentage of average interest earning assets, was 2.57 per cent for the quarter ended 31 March 2004 compared with 2.79 per cent for the same period in 2003. It was negatively impacted by extremely competitive product pricing, particularly in personal financial services, and the low interest rate environment. This was consistent with the trend experienced by the industry in 2003.

Other income

Other income was C$127 million for the quarter ended 31 March 2004 compared with C$101 million for the same period in 2003, an increase of 25.7 per cent. Capital market fees in the first quarter of 2004 were higher than the same period in 2003 due to increased retail brokerage commissions which were driven by the rebound in equity markets, beginning in 2003, and an increase in the number of investment advisors. Higher realised gains from merchant banking activities benefited other income in the first quarter of 2004 compared with the same period in 2003. Foreign exchange revenue was higher in the first quarter of 2004 as customer activity increased due to the continued volatility of the Canadian and US dollars. Credit fees were higher in the first quarter of 2004 compared with the first quarter of 2003. This was due to higher volumes in bankers' acceptances in 2004 driven by customer preference for shorter-term funding in a decreasing interest rate environment.

Non-interest expenses

Non-interest expenses were C$192 million for the quarter ended 31 March 2004 compared with C$175 million for the same quarter in 2003. Salaries and benefits in the first quarter of 2004 were higher than in the first quarter of 2003 due largely to increased variable compensation resulting from higher capital market fees. In addition, the first quarter of 2004 included C$2 million of stock-based compensation, and C$3 million of higher pension and other post-retirement costs. Other non-interest expenses were comparable with the first quarter of 2003.

Credit quality and provision for credit losses

The provision for credit losses was C$14 million for the quarter ended 31 March 2004 compared with C$20 million in the first quarter of 2003. The decrease in the provision reflects the continuing improvement in the performance of the credit portfolio primarily from declining corporate default rates and encouraging economic conditions in Canada and the United States.

Gross impaired loans decreased C$41 million, or 16.9 per cent, to C$202 million at 31 March 2004 compared with C$243 million at 31 March 2003 and is consistent with C$203 million at 31 December 2003. Total impaired loans, net of specific allowances for credit losses, were C$138 million at 31 March 2004 compared with C$164 million at 31 March 2003 and C$148 million at 31 December 2003. The general allowance for credit losses was C$258 million compared with C$247 million at 31 March 2003 and C$258 million at 31 December 2003. The allowance for credit losses, as a percentage of loans outstanding, was 1.24 per cent at 31 March 2004 compared with 1.33 per cent at 31 March 2003 and 1.24 per cent at 31 December 2003.

Balance sheet

Total assets at 31 March 2004 were C$38.6 billion, up C$1.1 billion from C$37.5 billion at 31 December 2003. Total assets grew C$3.2 billion from C$35.4 billion at 31 March 2003. The increase in assets during the first quarter of 2004 continued to be driven by growth in residential mortgages, personal loans and commercial loans.

Total deposits increased C$0.7 billion to C$30.0 billion at 31 March 2004 from C$29.3 billion at 31 December 2003. Compared with deposits at 31 March 2003, total deposits grew C$1.6 billion from C$28.4 billion.

Impact of new accounting policy

In the first quarter of 2004, we adopted the Canadian Institute of Chartered Accountants' new accounting requirements that provide additional guidance on appropriate accounting policies. Residential mortgage loan prepayment fees arising from repayment or renegotiation of the related mortgage, previously deferred and amortised, will now be recognised when received. As a result, C$14 million, before income taxes, of previously deferred mortgage prepayment fees were recognised and disclosed separately on the statement of income.

Discontinued operations

In the first quarter of 2004, Canadian Western Bank (CWB) and HSBC Bank Canada signed a letter of intent for CWB to acquire all of the shares of HSBC Canadian Direct Insurance Incorporated (CDII) for a cash payment of C$25.4 million. The transaction is expected to close in the second quarter of 2004, subject to regulatory approval. For financial reporting, the income and expenses of CDII have been disclosed on the statement of income as income from discontinued operations, net of income taxes, for the current and comparative quarters. On the balance sheet, CDII assets at 31 March 2004 of C$79 million have been recorded as assets held for sale and included in other assets. Correspondingly, CDII liabilities of C$60 million have been recorded as liabilities pending sale and included in other liabilities.

Total assets under administration

Funds under management were C$15.8 billion at 31March 2004 compared with C$14.3 billion at 31 December 2003. Including custody and administration balances, total assets under administration were C$20.7 billion compared with C$18.7 billion at 31 December 2003. Growth in funds under management in the first quarter of 2004 was aided by the increased number of investment advisors and by the general rebound in equity markets.

Capital ratios

The bank's tier 1 capital ratio was 8.3 per cent and the total capital ratio was 10.9 per cent at 31 March 2004. This compares with 8.4 per cent and 11.1 per cent, respectively, at 31 December 2003 and 7.9 per cent and 10.8 per cent, respectively, at 31 March 2003. The ratios in the first quarters of 2004 and 2003 were reduced by dividends on common shares of C$50 million in 2004 and C$150 million in 2003.

Preferred share dividends

A regular dividend of 39.0625 cents per share (totalling C$2 million) has been declared on the Class 1 Preferred Shares - Series A. The dividend will be payable in cash on 30 June 2004, for shareholders of record on 15 June 2004.

About HSBC Bank Canada

HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, has more than 160 offices. With over 9,500 offices in 79 countries and territories and assets of US$1,034 billion at 31 December 2003, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our website at hsbc.ca.

Copies of HSBC Bank Canada's first quarter 2004 report will be sent to shareholders during May 2004.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.

Summary

                                                                                                                                                             Quarter ended

Figures in C$ millions	31Mar0	4	31Dec0	3	31Mar0	3
(except per share amounts)
Earnings
Net income	92		73		73
Basic earnings per share	0.19		0.15		0.15
Performance ratios (%)
Return on average common equity	21.3		17.0		19.0
Return on average assets	0.95		0.75		0.81
Net interest margin	2.57		2.54		2.79
Cost:income ratio	56.0		61.4		54.9
Other income:total income ratio	37.0		35.0		31.7
Credit information
Impaired loans	202		203		243
Allowance for credit losses
- Balance at end of period	322		313		326
- As a percentage of impaired loans	159%		154%		134%
- As a percentage of loans outstanding	1.24%		1.24%		1.33%
Average balances
Assets	38,061		37,717		35,587
Loans	25,423		25,113		23,960
Deposits	29,895		29,700		28,464
Common equity	1,711		1,658		1,510
Capital ratios (%)
Tier 1	8.3		8.4		7.9
Total capital	10.9		11.1		10.8
Total assets under administration
Funds under management	15,775		14,323		11,528
Custodial accounts	4,971		4,409		3,285
Total assets under administration	20,746		18,732		14,813

Consolidated Statement of Income (Unaudited)

                                                                                                                                                             Quarter ended

Figures in C$ millions	31Mar04	31Dec03	31Mar03
(except per share amounts)
Interest and dividend income
Loans	340	343	333
Securities	21	25	28
Deposits with regulated financial
institutions	14	13	13
Total interest income	375	381	374
Interest expense
Deposits	150	159	147
Debentures	9	8	9
Total interest expense	159	167	156
Net interest income	216	214	218
Provision for credit losses	14	8	20
Net interest income after provision for
credit losses	202	206	198
Other income
Deposit and payment service charges	20	20	20
Credit fees	18	18	16
Capital market fees	32	29	16
Mutual fund and administration fees	14	14	13
Foreign exchange	17	17	14
Trade finance	6	6	6
Trading revenue	2	1	3
Securitisation income	6	2	5
Other	12	8	8
Total other income	127	115	101
Net interest and other income	329	321	299
Non-interest expenses
Salaries and employee benefits	100	106	85
Premises and equipment	27	24	28
Other	65	72	62
Total non-interest expenses	192	202	175
Income before effect of accounting change	137	119	124
Effect of accounting change	14	--	--
Income before provision for income taxes
and non-controlling interest in income
of trust	151	119	124
Provision for income taxes	(56)	(42)	(47)
Non-controlling interest in income of trust	(4)	(4)	(4)
Income from continuing operations	91	73	73
Income from discontinued operations	1	--	--
Net income	92	73	73
Preferred share dividends	2	2	2
Net income attributable to common shares	90	71	71
Average common shares outstanding (000)	471,168	471,168	471,168
Basic earnings per share (C$)	0.19	0.15	0.15

Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions	At 31Ma	r04	At 31De	c03	At 31Ma	r03
Assets
Cash and deposits with Bank of
Canada	446		256		273
Deposits with regulated financial
institutions	3,933		3,373		3,485
	4,379		3,629		3,758
Investment securities	1,997		2,234		2,607
Trading securities	758		642		642
	2,755		2,876		3,249
Assets purchased under
reverse repurchase agreements	1,279		1,572		577
Loans
- Businesses and government	12,213		11,664		12,091
- Residential mortgage	10,965		10,880		9,946
- Consumer	2,860		2,702		2,493
- Allowance for credit losses	(322)		(313)		(326)
	25,716		24,933		24,204
Customers' liability under
acceptances	3,249		3,247		2,779
Land, buildings and equipment	102		111		111
Other assets	1,119		1,141		721
	4,470		4,499		3,611
Total assets	38,599		37,509		35,399
Liabilities and shareholders'equity
Deposits
- Regulated financial institutions	631		641		827
- Individuals	14,185		13,924		14,318
- Businesses and governments	15,150		14,774		13,231
	29,966		29,339		28,376
Subordinated debentures	506		504		519
Acceptances	3,249		3,247		2,779
Assets sold under repurchase
agreements	47		30		80
Other liabilities	2,740		2,340		1,821
Non-controlling interest in trust
and subsidiary	230		230		230
	6,266		5,847		4,910
Shareholders' equity
- Preferred shares	125		125		125
- Common shares	950		950		950
- Contributed surplus	171		169		165
- Retained earnings	615		575		354
	1,861		1,819		1,594
Total liabilities and shareholders'
equity	38,599		37,509		35,399

Condensed Consolidated Statement of Cash Flows (Unaudited)

                                                                                                                                                             Quarter ended

Figures in C$ millions	31Mar0	4	31Dec0	3	31Mar0	3
Cash flows provided by/(used in):
- operating activities	426		(109)		375
- financing activities	592		167		(96)
- investing activities	(834)		(426)		(319)
Increase/(decrease) in cash and cash
equivalents	184		(368)		(40)
Cash and cash equivalents, beginning of
period	3,449		3,817		3,637
Cash and cash equivalents, end of period	3,633		3,449		3,597
Represented by:
- Cash resources per balance sheet	4,379		3,629		3,758
- less non-operating deposits^	(746)		(180)		(161)
- Cash and cash equivalents, end of period	3,633		3,449		3,597

^Non-operating deposits are comprised primarily of cash that reprices after 90 days and cash restricted for recourse on securitisation transactions./P>

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 26, 2004